Exhibit 17.2

ClimateRock	April 25, 2024

Registered Office:

89 Nexus way

Camana Bay

Grand Cayman

Cayman Islands
KY1-9009

Email: caycorpadmin@ogier.com

For the attention of: The Directors

Resignation as Director

Dear Directors,

Per my email of April 24, 2024, I hereby resign as a director of ClimateRock (the “Company”) with effect from April 26, 2024. This resignation also includes my resignation as a member of the audit, nominating and governance committees.

It has been a great honour to work with you and the management of the Company over the past two years. As explained in my email of yesterday, my need to focus on my new merchant banking venture and to address personal matters with my children, leave me with less time to focus on my duties as a director of ClimateRock. I think it best therefore that I step down at this time as the Company looks to extend its operation into the next year and to consider very important matters regarding current and future acquisitions and their associated financing.

I wish you all the very best and look forward to working with all of you in some capacity in the future.

Best regards,

/s/ Randolph Sesson Jr.
Randolph Sesson Jr.